Exhibit 99.4

Supplemental Information FOR HOLDERS OF AMERICAN DEPOSITARY SHARES TO ACCOMPANY THE INVITATION AND AGENDA FOR THE 2021 ANNUAL GENERAL MEETING

In this document (1) “FMC-AG & Co. KGaA”, the “Company”, “we,” “us” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares previously called Fresenius AG, a German stock corporation. “Group” refers to the Company including its subsidiaries. Each of “Management AG”, “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified (see, e.g., "(iv) Compensation of the Management Board and the Supervisory Board"), “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC-AG & Co. KGaA. The term “North America Segment” refers to our North America operating segment; the term “EMEA Segment” refers to the Europe, Middle East and Africa operating segment, the term “Asia-Pacific Segment” refers to our Asia-Pacific operating segment, and the term “Latin America Segment” refers to our Latin America operating segment. “THOUS” is used to denote the presentation of amounts in thousands and “M” is used to denote the presentation of amounts in millions. Share data are presented in actual amounts.

As a foreign private issuer under the rules and regulations of the United States (“U.S.”) Securities and Exchange Commission (“SEC”), we are not subject to the SEC’s proxy rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE, our General Partner and our independent directors, FMC-AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, we will furnish to the SEC and make available for holders of our American Depositary Shares ("ADSs") information which is generally comparable to that which would be provided by a U.S. corporation, except that we agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

•	(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA;

•	(ii) Trading Markets for our Securities;

•	(iii) Directors and Senior Management;

•	(iv) Compensation of the Management Board and the Supervisory Board;

•	(v) Fresenius Medical Care AG & Co. KGaA share-based plans, and

•	(vi) Material Transactions between FMC-AG & Co. KGaA and its subsidiaries and directors, officers and controlling persons of FMC-AG & Co. KGaA.

The above information contained in this document, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC (our “2020 20-F”).

Our 2020 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “News and Publications” page. The information in this document accompanies the information in the accompanying convenience translation of the Agenda and Invitation to the Annual General Meeting (“AGM”) to be held on May 20, 2021 (the “2021 AGM Invitation”) and the other reports furnished with the 2021 AGM Invitation.

(i)	Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the SEC or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the SEC, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. This notification obligation applies once the volume of all transactions of such person conducted within a calendar year exceeds a total amount of €20,000. Persons discharging managerial responsibilities include, inter alia, the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union (“EU”) are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of held or attributed holdings whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold).

Based on the most recent notices the Company received pursuant to Section 33 et seq. of the WpHG through April 6, 2021 from the shareholders listed below, they held (directly or indirectly) three percent or more of its outstanding voting rights:

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by Harris Associates L.P. on March 29, 2021, Harris Associates L.P. is the beneficial owner of a total of 14,667,785 shares, or 5.01% of our shares as of March 25, 2021.

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by Artisan Partners Asset Management Inc. on December 17, 2020, Artisan Partners Asset Management Inc. is the beneficial owner of a total of 8,999,761 shares, or 3.07% of our shares as of December 14, 2020.

•	According to a notice pursuant to Sections 33, 34 of the WpHG filed by BlackRock, Inc. on April 2, 2020, the various BlackRock entities named in the notice are the beneficial owners of a total of 9,503,066 shares, or 3.12% of our shares and of instruments relating to 0.32% of the voting rights of FMC-AG & Co. KGaA as of March 30, 2020.

•	We have been informed that as of February 16, 2021, Fresenius SE owned 94,380,382 shares, or 32.2% of our outstanding shares.

All notifications made by shareholders in accordance with the WpHG are published on the Company's website (www.freseniusmedicalcare.com) under "Investors – Shares – Shareholder Structure".

As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters. See Item 16G, “Corporate governance – Supervisory Board” in our 2020 20-F. Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

As of December 31, 2020, no member of our Supervisory Board, the supervisory board of our General Partner or the Management Board beneficially owned 1% or more of our outstanding shares, according to the most recent information available. See Item "(iv) Compensation of the Management Board and the Supervisory Board" for information regarding share-based compensation, including the grants of cash-settled performance shares and provisions of the compensation system providing for mandatory share retention to promote share ownership. Additionally, stock option and other share-based plans are discussed in detail in note 20 of the notes to our consolidated financial statements included in our 2020 20-F. For information regarding outstanding options to purchase our shares, see "(v) Fresenius Medical Care AG & Co. KGaA share-based plans - Information on holdings under share-based plans."

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2020, 18,065,566 ADRs were held of record by 2,610 U.S. holders. For additional information regarding our ADRs and ADSs, see “Description of Securities,” filed as Exhibit 2.1 to our 2020 20-F.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the EU are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius Stiftung owns approximately 26.67% of the Fresenius SE ordinary shares. See Item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA” below.

(ii)	Trading Markets for our Securities

Trading on the Frankfurt Stock Exchange

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006 under the symbol FME.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards, “IFRS”); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks (which will be increased to include 40 companies in September 2021). Both FMC AG & Co. KGaA and Fresenius SE are included in the DAX®.

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest German stock exchange by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Frankfurt Stock Exchange. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

BaFin, an independent federal authority, is responsible for the general supervision of securities trading pursuant to MAR, WpHG and other applicable laws.

Trading on the New York Stock Exchange

ADSs representing the shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange (“NYSE”) since October 1, 1996. Trading in the ADSs representing the shares of FMC AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the "Depositary"). For additional information regarding ADRs see “Information pertaining to Item 12. Description of Securities Other than Equity Securities - D. American Depositary Shares - Description of American depositary receipts;” filed as Exhibit 2.1 to our 2020 20-F.

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year’s retained earnings (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to approval by a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

The General Partner and our Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2020	2019	2018
Per share amount	€1.20	€1.17	€1.06

At our AGM scheduled to be held on May 20, 2021, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.34 per share for 2020, payable in 2021. The dividend is subject to approval by our shareholders at our AGM as described in the 2021 AGM Invitation.

Holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. For additional information regarding the distribution of dividends to ADS holders, see part D. “American Depositary Shares,” in the “Description of Securities” filed as Exhibit 2.1 to our 2020 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax in Item 10.E, “Taxation" in our 2020 20-F.

(iii)	Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (“Aktiengesetz” or “AktG”), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA,” in our 2020 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously serve as a member on both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE or “Fresenius” in the context of Item 6 of our 2020 20-F), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place in May 2016. Members of the General Partner’s supervisory board may be removed only by a court decision or by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s Management Board in its management of the Company and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us. The General Partner’s supervisory board is also responsible for determining the compensation for the individual members of the Management Board as well as determining and reviewing the compensation system for the members of the Management Board.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Dr. Schenk, Mr. Classon and Mr. Johnston are also members of the Supervisory Board of FMC AG & Co. KGaA.

Name	Age (as of December 31, 2020)
Mr. Stephan Sturm, Chairman(1)	57
Dr. Dieter Schenk, Vice Chairman(1) (4)	68
Dr. Gerd Krick(1)	82
Mr. Rolf A. Classon(1) (2) (3) (4)	75
Mr. William P. Johnston(1) (2) (3) (4)	76
Ms. Rachel Empey	44

(1) Members of the Human Resources Committee of the supervisory board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA. See "Governance and Board Practices," below.

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG. See "Governance and Board Practices," below.

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius’ Chief Financial Officer. Prior to joining Fresenius in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Additionally, Mr. Sturm is the Chairman of the supervisory board of Fresenius Kabi AG, Vice Chairman of the supervisory board of Vamed AG, Austria as well as a member of the supervisory board of Deutsche Lufthansa AG.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, HWT invest AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc. since August 2014 and as a member of the Board of Directors of Perrigo Company plc, since May 8, 2017. Mr. Classon was the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chairman of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since May 2006 and also serves on our Supervisory Board.

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms. Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and has served on the Board of Directors of Inchcape plc since May 2016.

DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and was Chairman of our Supervisory Board until May 17, 2018. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA. Additionally, Dr. Gerd Krick is also Chairman of the supervisory board of Vamed AG, Austria.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

Name	Age (as of December 31, 2020)	Position	Year term expires
Mr. Rice Powell	65	Chief Executive Officer and Chairman of the Management Board	2022
Ms. Helen Giza	52	Chief Financial Officer	2022
Mr. William Valle	60	Chief Executive Officer for the North America Segment	2025
Dr. Olaf Schermeier	48	Chief Executive Officer of Global Research & Development	2026
Mr. Kent Wanzek	61	Chief Executive Officer of Global Manufacturing, Quality & Supply	2022
Mr. Harry de Wit	58	Chief Executive Officer for the Asia-Pacific Segment	2023
Dr. Katarzyna Mazur-Hofsäß	57	Chief Executive Officer for the EMEA Segment	2026
Mr. Franklin W. Maddux, MD	62	Global Chief Medical Officer	2022

MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Management Board of Fresenius Management SE and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has more than 40 years of experience in the health care industry, which includes various positions with Baxter International Inc., Biogen Inc. and Ergo Sciences Inc.

MS. HELEN GIZA was appointed Chief Financial Officer of the Management Board of Management AG effective November 1, 2019. Prior to joining Fresenius Medical Care, Ms. Giza held a number of key international finance and controlling positions at Takeda Pharmaceuticals, TAP Pharmaceuticals and Abbott Laboratories.

MR. WILLIAM VALLE was appointed Chief Executive Officer for Fresenius Medical Care North America (“FMCNA”) effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has approximately 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier serves on the supervisory board of Xenios AG and the board of directors of Unicyte AG. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Dräger Medical, Lübeck, Germany. Dr. Schermeier has more than 20 years of experience in various areas of the health care industry, among others at Charité clinic and at Biotronik, Germany.

MR. KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG since January 1, 2010 with responsibility for Global Manufacturing, Quality & Supply and prior to joining the Management Board had been in charge of North American operations for the Renal Therapies Group at FMCNA since 2004. Mr. Wanzek held several senior executive positions with companies in the health care industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for 30 years. Mr. de Wit holds a master’s degree in Medicine from the VU University of Amsterdam in the Netherlands and a Bachelor of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands.

DR. KATARZYNA MAZUR-HOFSÄß assumed the role of Chief Executive Officer for the EMEA Segment on September 1, 2018. Before joining the Company, she had been president for EMEA at the med-tech company Zimmer Biomet since 2013. She has 25 years of professional experience and held various positions in the medical and pharmaceutical industry from her positions, among others at Abbott Laboratories and Roche.

MR. FRANKLIN W. MADDUX, MD was appointed Global Chief Medical Officer in 2019 and appointed to the Management Board on January 1, 2020. He is an expert nephrologist, IT entrepreneur and healthcare executive with more than 30 years of experience in healthcare. He joined the Company in 2009 and was appointed Executive Vice President for Clinical & Scientific Affairs and Chief Medical Officer for Fresenius Medical Care North America in 2011, where he was responsible for the delivery of high-quality, value-based care for the largest integrated renal care network on the continent.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The next regular elections will take place in 2021. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, our General Partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA” in our 2020 20-F.

The current Supervisory Board consists of six persons, three of whom – Messrs. Schenk (Chairman), Classon (Vice Chairman) and Johnston – are also members of the supervisory board of our General Partner. For information regarding those members of the Supervisory Board, see “The General Partner’s Supervisory Board,” above. The ages listed below are as of December 31, 2020.

MS. PASCALE WITZ, 54, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi’s executive committee (equivalent to a management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017 and Perkin Elmer Inc. since October 30, 2017. Additionally, Ms. Witz is president of PWH ADVISORS.

PROF. DR. GREGOR ZÜND, 61, has been appointed as a new member of the Supervisory Board on October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education he has been a member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Zünd was Senior Physician at the Clinic for Cardiovascular Surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Gregor Zünd is Professor at the University of Zurich.

DR. DOROTHEA WENZEL, 51, became a member of the Supervisory Board effective May 16, 2019 and is currently the Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA. Dr. Wenzel has previously held a number of finance and business positions in the health care industry at Merck KGaA, AXA Krankenversicherung AG and Medvantis Holding AG. Dr. Wenzel was also a Member of the Staff of the Committee for the Sustainability of the Financing of the Social Security Systems of the Federal Ministry of Health (Germany). Dr. Wenzel holds a doctorate in Health Economics and a diploma in business & computer sciences from the Technical University of Darmstadt.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the General Partner’s management measures to its consent or issue rules of procedure for the General Partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance – The legal structure of FMC-AG & Co. KGaA” in our 2020 20-F. Among other matters, the Supervisory Board will, together with the General Partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance Committee of the Supervisory Board also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements included in the periodic reports that we file with the SEC.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the Compensation System 2020+ for our Management Board was adopted subject to, and was approved by, our AGM on August 27, 2020. The Compensation System 2020+ is also reviewed by an independent external compensation expert as amendments to the system are made, the most recent review having been conducted in 2020. See item (iv) below, “Compensation of the Management Board and the Supervisory Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements to provide pay ratio disclosure and a “Compensation Discussion and Analysis,” as well as a proposal for disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance issued in 2015) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law, and we disclose the compensation paid to members of the Management Board, the Supervisory Board and the supervisory board of the General Partner in our Compensation Report. See "(iv) Compensation of the Management Board and the Supervisory Board” below. In 2015 the SEC also issued its proposed compensation “clawback” rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. The proposal received extensive comments from issuers and participants in the securities markets. It has not been withdrawn and in 2019, action on the proposed rule was moved from the SEC's “long-term actions” agenda to its “current” agenda. If the SEC’s proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Under the terms and conditions of our LTIP 2016 plan, our MB LTIP 2019 plan and our MB LTIP 2020 plan (see item (iv) below, “Compensation of the Management Board and the Supervisory Board”), and the employment contracts concluded with the members of the Management Board, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Pursuant to relevant judicial rulings, we are not subject to codetermination. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See item 16.G “Corporate governance,” in our 2020 20-F for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G. of our 2020 20-F includes a brief general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see item (iii), “Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see item (iv), “Compensation of the Management Board and the Supervisory Board” below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly in the evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman), and Pascale Witz, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•	overseeing FMC-AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;

•	overseeing the independence and performance of FMC-AG & Co. KGaA’s outside auditors

•	overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global health care companies, including adherence to our Code of Ethics and Business Conduct;

•	overseeing the effectiveness of our risk management system;

•	overseeing our corporate governance performance according to the German Corporate Governance Code;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•	recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for election by our shareholders at our AGM) and approval of their fees;

•	retaining the services of our independent auditors to audit our consolidated financial statements and approval of their fees; and

•	pre-approving all audit and non-audit services performed by our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2020 20-F.

In 2005, we established a joint committee (the “Joint Committee”) (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises on and approves certain extraordinary management measures, including:

•	transactions between us and Fresenius SE and its subsidiaries (other than the Company and subsidiaries of the Company) if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

•	acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Rolf A. Classon (Chairman) and Dr. Dieter Schenk (Vice Chairman).

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee, whose members are currently William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), and Dr. Dieter Schenk. The primary function of this committee is to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through reviewing and analyzing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis and other services. In the U.S., these reimbursement regulations are mandated by the Department of Health and Human Services and the Centers for Medicare and Medicaid Services (“CMS”) for dialysis and other services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis and other treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance” in our 2020 20-F.

(iv)	Compensation of the Management Board and the Supervisory Board

We are exempt from NYSE and SEC rules requiring listed companies to maintain compensation committees consisting of independent directors. We are also not subject to the compensation disclosure provisions of SEC Regulation S-K, which include a requirement to provide a “Compensation Discussion and Analysis” explaining the material elements of the compensation paid to a company’s CEO, CFO, and certain other highly compensated executive officers or employees. See Item 16G, “Corporate Governance” in our 2020 20-F. Instead, as a German publicly-held company, we prepare a Compensation Report in accordance with the requirements of the German Corporate Governance Code. Set forth below is a convenience translation of the Compensation Report of FMC-AG & Co. KGaA. In the Compensation Report, “the fiscal year” refers to the year ended December 31, 2020.

Report of the Management Board of Management AG, our General Partner

The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the system for the compensation of the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard especially explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the compensation of the Supervisory Board of the Company are described in the Compensation Report.

The compensation system for the members of the Management Board of Fresenius Medical Care Management AG was amended with effect as from January 1, 2020 in accordance with the provisions of the German Stock Corporation Act (AktG), as amended by the German Act Implementing the Second (EU) Shareholder Rights Directive, and approved by the Annual General Meeting of FMC-AG & Co. KGaA on August 27, 2020 with a majority of more than 95% of the votes cast (“Compensation System 2020+”). The details of the Compensation System 2020+ can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/management-board/compensation. The Compensation System 2020+ was implemented effective as of January 1, 2020 in the service agreements of all Management Board members. The compensation of the Management Board members for the fiscal year was determined in accordance with the Compensation System 2020+.

The Compensation Report is part of the Management Report and of the group management report of FMC-AG & Co. KGaA as at December 31, 2020 and was prepared in accordance with the provisions of the German Commercial Code (HGB). The Compensation Report also includes in section VI. “Tables of the value of benefits granted and received” compensation tables which correspond, to a large extent, to the structure and the form of the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017, to allow for the comparability with the previous year's figures.

Compensation of the Management Board

The Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the members of the Management Board. The Supervisory Board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is composed of individual members of the Supervisory Board of Fresenius Medical Care Management AG and which is also responsible for the tasks of a compensation committee. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. Rolf A. Classon, Mr. William P. Johnston and Dr. Dieter Schenk.

The Compensation System 2020+ underlying the compensation of the Management Board for the fiscal year was developed with the support of external compensation experts. The objective of the Compensation System 2020+ is to enable the members of the Management Board to participate reasonably in a sustainable and long-term development of the Company’s business and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position giving due regard to the peer environment and to make a significant contribution to implementing and further developing the business strategy.

In order to assess the appropriateness of the compensation system and the individual compensation of the Management Board members, the Supervisory Board of Fresenius Medical Care Management AG conducts a horizontal review of compensation amounts and structures. The amounts of the target total direct compensation (base salary, target Short-Term Incentive amount and grant amount under the Long-Term Incentive) and the respective components granted to each member of the Management Board are compared to compensation market data of companies of a comparable sector, country-coverage and size. Additionally, the base salary as well as the target amounts of the variable compensation components of the Management Board members are benchmarked against those of companies of relevant peer groups (these include DAX 30 companies as well as U.S. companies with comparable sector and size). For the fiscal year, the DAX 30 companies as of December 31, 2019 and – depending on the specific tasks of the respective member of the Management Board – the following companies listed in the U.S. were used: Anthem Inc., Baxter International Inc., Boston Scientific Corporation, Cigna Corporation, CVS Health Corporation, DaVita Inc., Encompass Health Corporation, Humana Inc., McKesson Corporation, Medtronic plc, and UnitedHealth Group Incorporated.

The Supervisory Board of Fresenius Medical Care Management AG also conducts a vertical review with respect to the compensation levels of the Company’s employees when determining the compensation system and the compensation of the Management Board members.

The compensation of the Management Board is, as a whole, performance-based and geared to promoting sustainable and long-term corporate development. In accordance with the Compensation System 2020+, it was in the fiscal year composed of non-performance-based and performance-based components:

1.	a non-performance-based compensation, consisting of “fixed compensation components” (base salary, fringe benefits and pension commitment)

2.	a short-term performance-based compensation, which is a one-year variable compensation (“Short-Term Incentive”)

3.	components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options, the latter granted in previous fiscal years) (“Long-Term Incentive”).

Compensation components granted for the fiscal year

Maximum compensation amount

Maximum compensation for each Management Board member depending on the function

Further design elements

Share ownership

Malus and clawback

Severance payment cap

Upon the introduction of the Compensation System 2020+, the composition of the compensation components for the Management Board members has changed. The grant amounts for variable, performance-based compensation components are each determined as a multiple of the base salary. The multiplier for the short-term performance-based compensation is 1.05 and the multiplier for the long-term performance-based compensation is 1.35. This results in a long-term oriented compensation structure that is consistent for all Management Board members and less complex than the previous compensation system.

Until 2019 under the previous compensation system, the Management Board members were entitled to a part of their one-year variable compensation irrespective of the target achievement. This entitlement was abolished upon the introduction of the Compensation System 2020+ and the respective amount has been included in the base salary. Consequently, the base salary of the Management Board members for the fiscal year, compared to the base salary for the year 2019, has increased accordingly. In addition, further adjustments of the base salary were necessary in individual cases to keep the target total direct compensation of the Management Board members for the fiscal year on a level comparable to that of the year 2019 and to avoid any reduction by the introduction of the Compensation System 2020+.

For the Management Board members Mr. Rice Powell and Mr. William Valle, a regular salary review and adjustment has been carried out in addition to the conversion of the compensation system in the fiscal year.

I. Fixed compensation components

The fixed compensation granted to the Management Board members comprises a base salary, fringe benefits and – if individually agreed – a pension commitment.

The base salary is paid in Germany or Hong Kong (applicable to Mr. Harry de Wit, who is resident in Hong Kong) in twelve equal monthly installments. To the extent the base salary is paid to members of the Management Board in the U.S., the payment is made in accordance with local customs in twenty-six equal installments.

In addition, the members of the Management Board receive fringe benefits based on their service agreements. In the fiscal year these consisted mainly of the private use of company cars, special payments such as the payment of school fees, housing, rent and relocation supplements, reimbursement of air travel expenses, reimbursement of fees for the preparation of tax returns, reimbursement of charges, contributions to pension schemes (other than the pension commitments set out herein), contributions to accident, life and health insurance or other insurances as well as tax equalizations resulting from different tax rates applicable in Germany and, as the case may be, the country in which the Management Board member is personally liable to taxes. For details regarding the tax equalizations, please see section V. “Miscellaneous.”

The pension commitments of the members of the Management Board are described in section IV. "Commitments to members of the Management Board in the event of a termination of their appointment" of this Compensation Report.

II. Variable compensation components

The variable compensation components comprise a short-term performance-based compensation component (Short-Term Incentive) and a long-term performance-based compensation component (Long-Term Incentive) that includes a mandatory share ownership element. The target Short-Term Incentive amount equals 105% (multiplier of 1.05) of the respective Management Board member’s relevant base salary. The grant amount under the Long-Term Incentive equals 135% (multiplier of 1.35) of the respective Management Board member’s relevant base salary.

Variable compensation components granted under the Compensation System 2020+ in the fiscal year

For the Short-Term Incentive, the target achievement and payout are capped at 120% of the applicable target Short-Term Incentive amount. For the Long-Term Incentive, the target achievement is capped at 200% for each grant. In addition, the proceeds from each grant of the Long-Term Incentive are capped at 400% of the grant amount for each grant, thus also capping the opportunity to profit from the share price development in the applicable performance period. The Supervisory Board of Fresenius Medical Care Management AG has also agreed on a cap option for the variable compensation components in the event of extraordinary developments.

In addition, individual members of the Management Board may receive a variable compensation for their Management Board activities from compensation components granted for previous fiscal years.

The members of the Management Board were granted, for the last time, for the year 2019 the so-called Share Based Award to the extent that they were entitled to a one-year variable compensation under the compensation system applicable until December 31, 2019. The Share Based Award is the amount of the one-year variable compensation that under the compensation system applicable until December 31, 2019 was to be converted into virtual shares of the Company not backed by equity of the Company as an amount to be deferred. The Share Based Award is attributable to the compensation components with long-term incentive effect.

To the extent that members of the Management Board were entitled to a Share Based Award under the compensation system applicable until December 31, 2019, they can in principle receive a share-based compensation, at the earliest, after a period of three years following the respective allocation dates. The share-based compensation is paid in cash and its amount depends on the share price of FMC-AG & Co. KGaA upon exercise. In special cases (e.g. occupational disability, retirement, non-renewal of expired service agreements by the company) a shorter period may apply.

To the extent that members of the Management Board have been granted performance shares under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (“LTIP 2016”) or the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (“MB LTIP 2019”), they may under certain conditions – and, under the MB LTIP 2019, for the first time in 2023 – receive share-based compensation with cash settlement from these performance shares. Furthermore, under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (“LTIP 2011”) individual members of the Management Board may under certain conditions exercise previously granted stock options or receive a share-based compensation with cash settlement from Phantom Stock already granted.

On the basis of the plan conditions of the MB LTIP 2020, the MB LTIP 2019 and the LTIP 2016 and in accordance with the service agreements concluded with the Management Board members, variable compensation components that have already been earned and paid may be reclaimed, in particular in case of relevant violations of internal guidelines or undutiful conduct (Clawback).

Short-Term Incentive

Under the Compensation System 2020+, the members of the Management Board are entitled to receive a Short-Term Incentive which may result in a cash payment. The Short-Term Incentive rewards the Management Board members for the Company’s performance in the relevant fiscal year. The Short-Term Incentive is linked to the achievement of three financial and one non-financial performance target.

The target Short-Term Incentive amount to be granted to each member of the Management Board, which is paid out at a target achievement level of 100%, equals 105% (multiplier of 1.05) of the Management Board member’s relevant base salary. The Short-Term Incentive is measured based on the achievement of four performance targets: 20% relate to Revenue, 20% to Operating Income, 40% to Net Income and 20% to the achievement of specific and measurable sustainability criteria.

The underlying financial figures of the financial performance targets are determined at constant currency and are adjusted for certain effects in line with the specifications determined before the beginning of the performance period, e.g. the effects from certain acquisitions and divestments, to ensure comparability of the financial figures with the operational performance.

For the fiscal year, an impairment of goodwill and tradenames in the Latin America Segment has materialized with an impact of €194,468 THOUS as a consequence of the macro-economic down-turn and increasing risk adjustment rates for several countries in the Latin America Segment. In particular to ensure the comparability of the underlying financial figures of the performance targets with the Company's operating performance and to adequately recognize the actual performance of the members of the Management Board, the Supervisory Board of Fresenius Medical Care Management AG has decided to disregard the Latin America Segment impairment in question, which solely relates to the carrying amounts, when determining the relevant target achievement for the Short-Term Incentive.

For Dr. Katarzyna Mazur-Hofsäß (member of the Management Board responsible for the region Europe, Middle East and Africa (EMEA)), Mr. William Valle (member of the Management Board responsible for the region North America (NA)) and Mr. Harry de Wit (member of the Management Board responsible for the region Asia-Pacific (AP)), who are responsible for a particular region, the Revenue and the Operating Income relate to the relevant financial figures of the respective region. For Mr. Rice Powell and Ms. Helen Giza as Management Board members with corporate group functions as well as for Dr. Olaf Schermeier (member of the Management Board responsible for Global Research and Development), Mr. Kent Wanzek (member of the Management Board responsible for Global Manufacturing, Quality and Supply) and Mr. Franklin W. Maddux, MD (member of the Management Board and Global Chief Medical Officer) the Revenue and the Operating Income relate to the relevant financial figures of the Group. The Net Income target always relates to that of the Group. By measuring the performance targets on a regional as well as on a group level, both the financial performance of the individual regions and that of the Group are reflected.

The Supervisory Board of Fresenius Medical Care Management AG has defined the target values of the underlying financial figures for each financial performance target that lead to a target achievement of 0% (lower threshold), 50%, 100% and 120% (cap).

In addition to the financial performance targets, the Compensation System 2020+ has incorporated sustainability as a non-financial performance target of the short-term variable compensation. This performance target underlines the Company’s commitment to implement its global sustainability program. The sustainability performance target is based on a qualitatively measurable sustainability target that relates to various sustainability areas.

The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is exceeded, a target achievement of 120% (cap) applies. If the actual financial or non-financial figures lie between the respective target values for a target achievement of 0% to 100% or 100% to 120%, the target achievement is determined by linear interpolation.

The following table shows the target values applied in the fiscal year and their achievement for the financial targets.

Target values and target achievement
				Target achievement
	Target Values(1)			in the fiscal year
	0%	100%	120%	Absolute	Relative
	in € M	in € M	in € M	in € M	in %
Revenue
Group	≤17,477	=18,880	≥19,229	18,395	65.44
NA	≤12,195	=13,168	≥13,412	12,732	55.14
EMEA	≤2,693	=2,809	≥2,863	2,840	111.55
AP	≤1,859	=1,985	≥2,023	1,923	50.68

Operating Income
Group	≤2,444	=2,533	≥2,572	2,519	83.88
NA	≤1,989	=2,053	≥2,080	2,130	120.00
EMEA	≤389	=402	≥407	419	120.00
AP	≤325	=335	≥340	345	120.00

Net Income	≤1,285	=1,349	≥1,377	1,349	98.86

(1) The target values for a target achievement of 50% follow from the linear interpolation for a target achievement between 0% and 100% and are therefore not listed separately.

The achievement of the sustainability target is measured at the group level to ensure close collaboration across the Company’s operating segments in the field of sustainability. For this purpose, eight material sustainability areas were defined: patients, anti-bribery and anti-corruption, employees, data privacy and security, human rights, supply chain, environment as well as occupational health and safety. The progress in each sustainability area is measured by the degree of implementation of pre-defined management concepts that include purpose, goals and objectives, responsibility and ownership, coverage, reporting and communication, results and progress as well as policy, guideline and training. The eight sustainability areas and seven management concepts result in 56 sustainability criteria.

For the period from 2020 to 2022, the yearly progress of the implementation of these sustainability criteria will be assessed by an external auditor and measured in two steps using an audited control and calculation model.

Within the control and calculation model, the degree of implementation of these sustainability criteria is evaluated in a first step using a predefined questionnaire. For each question 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point can be achieved depending on the degree of implementation. Based on the evaluation of the questionnaire, the score for each sustainability criterion is determined in a second step. The score for each sustainability criterion can also be 0 points, 0.25 points, 0.5 points, 0.75 points or 1 point. To calculate the achieved score for each sustainability criterion, the average of the points over the number of questions per sustainability criterion is calculated. If the thus calculated average deviates from the aforementioned scores, it is rounded down to the next lower score. For example, a score of 0.45 points would lead to a score of 0.25 points for a sustainability criterion.

To determine the total score for the sustainability target, the sum of the points achieved for the 56 sustainability criteria is calculated. The Supervisory Board of Fresenius Medical Care Management AG has set the following target values for the fiscal year: A total score of 10.75 or less results in a target achievement of 0%, a total score of 18.00 results in a target achievement of 100% and a total score of 20.00 or more results in a target achievement of 120%.

The total score achieved in the fiscal year was 24.50. This resulted in a sustainability target achievement of 120%.

The degree of the overall target achievement for the Short-Term Incentive is determined based on the weighted arithmetic mean of the target achievement of each performance target. Multiplying the degree of the respective overall target achievement with the target Short-Term Incentive amount results in the final Short-Term Incentive amount. Subject to the approval by the Supervisory Board of Fresenius Medical Care Management AG, the final Short-Term Incentive amount is paid to the respective Management Board member in cash. Since the overall target achievement is capped at 120%, the final Short-Term Incentive amount is also capped at 120% of the respective target Short-Term Incentive amount.

The following table shows the target achievement per performance target as well as the overall target achievement of the individual Management Board members for the fiscal year:

Overall target achievement
in %

	Target achievement
	Revenue	Operating Income	Net Income	Sustainability target	Overall target achievement
Rice Powell	65.44	83.88	98.86	120.00	93.41
Helen Giza	65.44	83.88	98.86	120.00	93.41
Franklin W. Maddux, MD	65.44	83.88	98.86	120.00	93.41
Dr. Katarzyna Mazur-Hofsäß	111.55	120.00	98.86	120.00	109.85
Dr. Olaf Schermeier	65.44	83.88	98.86	120.00	93.41
William Valle	55.14	120.00	98.86	120.00	98.57
Kent Wanzek	65.44	83.88	98.86	120.00	93.41
Harry de Wit	50.68	120.00	98.86	120.00	97.68

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board (without components with long-term incentive effects) consists of the following:

Amount of Cash Compensation
in € THOUS
							Short-term performance-		Cash compensation
							based		(without long-term
	Non-performance-based compensation						compensation		incentive components)
	Base salary(1)		Fringe benefits
	2020	2019(2)	2020		2019(2)		2020	2019(2)	2020	2019(2)
Members of the Management Board serving as of December 31, 2020
Rice Powell	1,769	1,340	429		256		1,734	1,970	3,932	3,566
Helen Giza(3)	855	108	320	(4)	440	(4)	839	159	2,014	707
Franklin W. Maddux, MD(3)	805	-	200		-		790	-	1,795	-
Dr. Katarzyna Mazur-Hofsäß	910	700	33		94		1,050	1,131	1,993	1,925
Dr. Olaf Schermeier	725	510	137		136		711	750	1,573	1,396
William Valle	1,366	866	327		237		1,414	1,035	3,107	2,138
Kent Wanzek	792	607	212		127		777	866	1,781	1,600
Harry de Wit	735	520	327		337		754	841	1,816	1,698
Former member of the Management Board who resigned during the year 2019(5)
Michael Brosnan	-	633	-		211		-	1,117	-	1,961
Total:	7,957	5,284	1,985		1,838		8,069	7,869	18,011	14,991

(1) Until 2019 under the previous compensation system, the Management Board members were entitled to a part of their one-year variable compensation irrespective of the target achievement. This entitlement was abolished upon the introduction of the Compensation System 2020+ and the respective amount has been included in the base salary. Consequently, the base salary of the Management Board members for the fiscal year, compared to the base salary for the year 2019, has increased accordingly. In addition, further adjustments of the base salary were necessary in individual cases to keep the target total direct compensation of the Management Board members for the fiscal year on a level comparable to that of the year 2019 and to avoid any reduction by the introduction of the Compensation System 2020+. For the Management Board members Mr. Rice Powell and Mr. William Valle, a regular salary review and adjustment has been carried out in addition to the conversion of the compensation system in the fiscal year.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan). The translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year.

(3) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

(4) The fringe benefits of Ms. Helen Giza include a payment of €200 THOUS for the fiscal year and a payment of €400 THOUS for the year 2019, which Ms. Helen Giza received in connection with her appointment to the Management Board. In the year 2021, Ms. Helen Giza will receive a further payment of €200 THOUS in connection with her appointment to the Management Board.

(5) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. Therefore, the amounts of his non-performance-based compensation as set out herein relate to the period until October 31, 2019.

The Share Based Award that is attributable to the components with long-term incentive effect was granted for the last time for the year 2019. In accordance with the targets achieved in the year 2019, the members of the Management Board who were members of the Management Board on December 31, 2019 and the member of the Management Board who resigned during the year 2019 (Mr. Michael Brosnan) acquired entitlements to Share Based Awards valued in total at €2,623 THOUS. Based on this already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board of Fresenius Medical Care Management AG took place in March of the fiscal year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will also serve as multiplier for the share price on the applicable exercise date and, thus, as the basis for the determination of the payment amount of the respective share-based compensation.

Long-Term Incentive

On the basis of the Compensation System 2020+, the Management Board members were granted so-called Performance Shares for the fiscal year under the MB LTIP 2020 as a Long-Term Incentive. The MB LTIP 2020 was approved in the fiscal year by the Supervisory Board of Fresenius Medical Care Management AG upon recommendation of the Human Resources Committee and follows on the MB LTIP 2019, under which, as of the end of 2019, no further Performance Shares may be granted.

The Performance Shares granted to the members of the Management Board under MB LTIP 2020 are non-equity, cash-settled virtual compensation instruments with a performance period of three years. Any proceeds from Performance Shares are subject to the achievement of three equally weighted performance targets and further depend on the development of the stock exchange price of the shares of the Company. The proceeds from the Performance Shares (after taxes and contributions) are paid over to a credit institution which uses them for the purchase of shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. The proceeds from the Long-Term Incentive are therefore not accessible to the Management Board members prior to the lapse of a period of at least four years.

The grant amount for the Performance Shares equals 135% (multiplier of 1.35) of the relevant base salary of the respective member of the Management Board. In order to determine the number of Performance Shares to be granted to the respective Management Board member, the respective grant amount is divided by the value per Performance Share determined in accordance with IFRS 2 and considering the average share price of the shares of the Company over a period of 30 calendar days prior to each respective grant date. The number of Performance Shares to vest for each member of the Management Board depends on the achievement of the performance targets.

The target achievement is measured based on the achievement of three equally weighted financial performance targets: Revenue growth (“Revenue Growth”), Net Income growth (“Net Income Growth”) and return on invested capital (ROIC).

Revenue Growth and Net Income Growth are determined at constant currency.

In particular to ensure the comparability of the underlying financial figures of the performance targets with the Company’s operating performance and to adequately recognize the actual performance of the members of the Management Board for the components with long-term incentive effects, the Supervisory Board of Fresenius Medical Care Management AG has decided to disregard the impairment in Latin America that solely relates to the carrying amounts and is described in connection with the Short-Term Incentive above also when determining the relevant target achievement for the fiscal year under the LTIP 2016 (grant 2018), the MB LTIP 2019 (grant 2019) and the MB LTIP 2020 (grant 2020).

The Supervisory Board of Fresenius Medical Care Management AG has defined specific target values for each performance target that lead to a target achievement of 0% (lower threshold), 100% and 200% (cap).

The following applies for each performance target: If the lower target value is not exceeded, a target achievement of 0% applies. If the upper target value is exceeded, a target achievement of 200% (cap) applies. If the actual financial figures are between the respective target values for a target achievement of 0% and 100% or 100% and 200%, the target achievement is determined by linear interpolation. The achievement of each performance target is determined annually. The three performance targets are weighted equally to determine the yearly target achievement. At the end of the three-year performance period, the Supervisory Board of Fresenius Medical Care Management AG determines the overall target achievement by taking the average of the yearly target achievements of the applicable performance period.

Based on the overall target achievement, the number of Performance Shares to vest is determined for each member of the Management Board. Such number of Performance Shares to vest may increase or decrease over the performance period. A total loss as well as (at most) doubling of the granted Performance Shares (200% target achievement cap) is possible. After the final determination of the overall target achievement, the number of vested Performance Shares is multiplied with the last 30 calendar days’ average price of the shares of the Company prior to each respective vesting date to calculate a corresponding cash amount as proceeds from the vested Performance Shares. The overall proceeds from a Performance Share are capped at 400% of the respective grant amount.

The target values applied in the fiscal year for Performance Shares granted under the MB LTIP 2020 and the target achievement of the performance targets for the fiscal year are as follows:

	Growth/ROIC	Target achievement	Weight
Performance target 1: Revenue Growth	≤ 1%	0%	1/3
	6%	100%
	≥ 11%	200%
Performance target 2: Net Income Growth	≤ 0%	0%	1/3
	5%	100%
	≥ 10%	200%
Performance target 3: ROIC	≤ 5.5%	0%	1/3
	6%	100%
	≥ 6.5%	200%

Under the MB LTIP 2020, a total of 159,607 Performance Shares with a total value of €9,842 THOUS were granted to the members of the Management Board for the first time in the fiscal year. The fair value of the Performance Shares issued in November of the fiscal year amounted on the grant date to €61.27 for commitments in euros (applicable to Ms. Helen Giza, Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Mr. Harry de Wit) and to $72.17 (€61.94) for commitments in U.S. dollars (applicable to Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek).

In the previous year, 114,999 Performance Shares with a total value of € 7,158 THOUS were granted under the MB LTIP 2019. The fair value of the Performance Shares issued in July 2019 amounted on the grant date to €62.10 for commitments in euro (applicable to Dr. Katarzyna Mazur-Hofsäß, Dr. Olaf Schermeier and Mr. Harry de Wit) and to $69.71 (€62.69) for commitments in U.S. dollars (applicable to Messrs. Rice Powell, Michael Brosnan (member of the Management Board until October 31, 2019), William Valle and Kent Wanzek). Ms. Helen Giza was granted Performance Shares in December 2019 whose fair value on the grant date was €60.58.

For the fiscal year, the number of Performance Shares granted to the members of the Management Board is shown, in each case compared to the previous year, individualized in the following table:

Long-Term Incentive Components
	Number of
	Performance Shares
	granted(1)
	2020	2019
Members of the Management Board serving as of December 31, 2020
Rice Powell	35,030	25,127
Helen Giza(2)	17,465	13,399
Franklin W. Maddux, MD(2)	15,954	-
Dr. Katarzyna Mazur-Hofsäß	18,588	12,927
Dr. Olaf Schermeier	14,809	12,927
William Valle	27,053	12,564
Kent Wanzek	15,694	12,564
Harry de Wit	15,014	12,927

Former member of the Management Board who resigned during the year 2019(3)
Michael Brosnan	-	12,564
Total:	159,607	114,999

(1) The grants were made pursuant to the MB LTIP 2020 for the fiscal year and pursuant to the MB LTIP 2019 for the year 2019.
(2) Please note for purposes of comparison of the number of Performance Shares granted for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.
(3) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

At the end of the fiscal year, the members of the Management Board in office on December 31 of the fiscal year held a total of 159,607 Performance Shares under the MB LTIP 2020 (2019: 0), 102,435 Performance Shares under the MB LTIP 2019 (2019: 102,435) and 135,473 Performance Shares under the LTIP 2016 (2019: 211,878).

For the fiscal year, the value of the share-based compensation with cash settlement granted to the members of the Management Board is shown, in each case compared to the previous year, individualized in the following table:

Long-Term Incentive Components
in € THOUS	Share-based
	compensation
	with cash settlement(1)
	2020	2019(2)
Members of the Management Board serving as of December 31, 2020
Rice Powell	2,170	2,232
Helen Giza(3)	1,070	865
Franklin W. Maddux, MD(3)	988	-
Dr. Katarzyna Mazur-Hofsäß	1,139	1,180
Dr. Olaf Schermeier	907	1,053
William Valle	1,676	1,133
Kent Wanzek	972	1,076
Harry de Wit	920	1,083

Former member of the Management Board who resigned during the year 2019(4)
Michael Brosnan	-	1,160
Total:	9,842	9,782

(1) This includes Performance Shares pursuant to the MB LTIP 2020 (for the fiscal year) and to the MB LTIP 2019 (for the year 2019) as well as Share Based Awards (for the year 2019). The share-based compensation amounts are based on the fair value on the grant date.
(2) Please note for purposes of comparison between the amounts indicated for 2019 and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan). The translation of U.S. dollar amounts was done at the closing rate of the applicable grant date.
(3) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.
(4) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of the predefined waiting and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-Term Incentive Components
in € THOUS			Share-based
			compensation with		Share-based
	Stock Options		cash settlement(1)		compensation
	2020	2019	2020	2019	2020	2019
Members of the Management Board serving as of December 31, 2020
Rice Powell	-	327	2,666	2,588	2,666	2,915
Helen Giza(2)	-	-	333	10	333	10
Franklin W. Maddux, MD(2)	-	-	206	-	206	-
Dr. Katarzyna Mazur-Hofsäß	-	-	691	224	691	224
Dr. Olaf Schermeier	-	109	1,256	1,226	1,256	1,335
William Valle(3)	-	-	1,331	731	1,331	731
Kent Wanzek	-	153	1,190	1,272	1,190	1,425
Harry de Wit	-	-	1,457	1,001	1,457	1,001

Former member of the Management Board who resigned during the year 2019(4)
Michael Brosnan	-	164	-	3,552	-	3,716
Total:	-	753	9,130	10,604	9,130	11,357

(1) This includes expenses for Performance Shares under the MB LTIP 2020 (for the fiscal year only), under the MB LTIP 2019 and under the LTIP 2016, expenses for Phantom Stock under the LTIP 2011 and expenses for the Share Based Award.
(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.
(3) The amounts indicated for stock options do not include the expenses from stock options which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board.
(4) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019. The expenses for long-term incentive components result from the compensation components granted to Mr. Michael Brosnan under the LTIP 2011, the LTIP 2016, the MB LTIP 2019 and the Share Based Award which are payable or can be exercised, as the case may be, on the relevant regular vesting date in accordance with the respective plan conditions.

Performance Shares under the MB LTIP 2019

In 2019, grants of Performance Shares under the MB LTIP 2019 constituted a component of the compensation of the members of the Management Board. As of the end of year 2019, grants under the MB LTIP 2019 are no longer possible. However, individual members of the Management Board may exercise Performance Shares which have previously been granted and, taking into consideration vesting periods, the achievement of defined performance targets as well as, subject to deviating agreements in the individual case, the continuation of the service relationship, receive (for the first time in 2023) a share-based compensation with cash settlement from Performance Shares under the MB LTIP 2019. At December 31 of the fiscal year, the members of the Management Board then in office held a total of 102,435 Performance Shares (2019: 102,435) under the MB LTIP 2019.

Performance Shares under the LTIP 2016

Until the end of year 2018, grants of Performance Shares under the LTIP 2016 constituted a component of the compensation of the members of the Management Board. As of the end of year 2018 grants under the LTIP 2016 are no longer possible. However, individual members of the Management Board may exercise Performance Shares which have previously been granted and, taking into consideration vesting periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service relationship, receive (for the first time in the fiscal year) a share-based compensation with cash settlement from Performance Shares under the LTIP 2016. At December 31 of the fiscal year, the members of the Management Board then in office held a total of 135,473 Performance Shares (2019: 211,878) under the LTIP 2016.

Stock options and Phantom Stock under the LTIP 2011

Until the end of the year 2015, grants under the LTIP 2011, which consisted of the Phantom Stock Plan 2011 and the Stock Option Plan 2011, constituted a component of the compensation for the members of the Management Board. As of the end of the fiscal year 2015, grants under the LTIP 2011 are no longer possible. However, individual members of the Management Board may exercise Phantom Stock or stock options which have previously been granted, taking into consideration blackout periods, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service relationship.

At December 31 of the fiscal year the members of the Management Board then in office did not hold any Phantom Stock (2019: 23,336) pursuant to the Phantom Stock Plan 2011 and a total of 465,308 stock options (2019: 452,989) originating from the Stock Option Plan 2011. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see the section “Conditional Capital” in note 17 of the notes to the consolidated financial statements of the Company in our 2020 20-F.

The development and status of stock options in the fiscal year of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

Development and Status of the Stock Options
		Rice Powell	Helen Giza	Franklin W. Maddux, MD(1)	Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier	William Valle(1)	Kent Wanzek	Harry de Wit	Total
	Number	256,781	-	45,000	-	96,488	30,000	69,720	-	497,989
Options outstanding January 1, 2020	Weighted average exercise price in €	66.06	-	67.97	-	63.88	76.99	76.99	-	68.00

	Number	32,681	-	-	-	-	-	-	-	32,681
Options exercised during the fiscal year	Weighted average exercise price in €	52.99	-	-	-	-	-	-	-	52.99
	Weighted average share price in €	72.00	-	-	-	-	-	-	-	72.00

	Number	224,100	-	45,000	-	96,488	30,000	69,720	-	465,308
	Weighted average exercise price in €	67.97	-	67.97	-	63.88	76.99	76.99	-	69.05
Options outstanding December 31, 2020	Weighted average remaining contractual life in years	2.24	-	2.24	-	1.99	2.57	2.57	-	2.26
	Range of exercise prices in €	49.93 - 76.99	-	49.93 - 76.99	-	49.76 - 76.99	76.99	76.99	-	49.76 - 76.99

	Number	224,100	-	45,000	-	96,488	30,000	69,720	-	465,308
Options exercisable December 31, 2020	Weighted average exercise price in €	67.97	-	67.97	-	63.88	76.99	76.99	-	69.05

(1) The stock options as set out herein for Messrs. Franklin W. Maddux, MD and William Valle have been granted before the respective appointment to the Management Board.

III. Total Compensation

The structure for the total compensation of the Management Board for the fiscal year is as follows:

Caps and maximum compensation

Maximum compensation

Maximum compensation amount
200% target achievement cap
400% overall proceeds cap incl. share price development
Maximum amount of the LTI(2)
120% target achievement cap
1.35 times base salary
Grant amount of the LTI(2)
1.05 times base salary
Target STI(1) amount
Maximum amount of the STI(1)
Fixed components
Fixed components
Fixed components
Minimum
at 0% target achievement for variable components
Target Compensation
at 100% target achievement
Maximum
at maximum target achievement level and achievable payout opportunity for variable compensation components

(1) STI = Short-Term Incentive

(2) LTI = Long-Term Incentive

The Compensation System 2020+ provides for an overall maximum compensation amount for each Management Board member. These maximum compensation amounts limit the payouts and allocations of the total compensation granted to a Management Board member for a fiscal year, irrespective of the dates of the payouts and allocations. The maximum compensation amount for each Management Board member can be below the sum of the potentially achievable payouts and allocations from the individual compensation components granted for a fiscal year.

The maximum compensation amounts are defined based on the currency of the base salary as stated in the respective Management Board member’s service agreement and amount to €12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for all other current Management Board functions.

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is shown in the following table:

Total Compensation

in € THOUS

					Total compensation
	Cash compensation		Components with		(including long-term
	(without long-term		long-term		incentive
	incentive components)		incentive effect		components)
	2020	2019(1)	2020	2019(1)	2020	2019(1)
Members of the Management Board serving as of December 31, 2020
Rice Powell	3,932	3,566	2,170	2,232	6,102	5,798
Helen Giza(2)	2,014	707	1,070	865	3,084	1,572
Franklin W. Maddux, MD(2)	1,795	-	988	-	2,783	-
Dr. Katarzyna Mazur-Hofsäß	1,993	1,925	1,139	1,180	3,132	3,105
Dr. Olaf Schermeier	1,573	1,396	907	1,053	2,480	2,449
William Valle	3,107	2,138	1,676	1,133	4,783	3,271
Kent Wanzek	1,781	1,600	972	1,076	2,753	2,676
Harry de Wit	1,816	1,698	920	1,083	2,736	2,781

Former member of the Management Board who resigned during the year 2019(3)
Michael Brosnan	-	1,961	-	1,160	-	3,121
Total:	18,011	14,991	9,842	9,782	27,853	24,773

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle, Kent Wanzek and Michael Brosnan). In principle, the translation of U.S. dollar amounts was done at the average exchange rate for the applicable calendar year; the translation of U.S. dollar amounts for Performance Shares granted under the MB LTIP 2020 (for the fiscal year) and under the MB LTIP 2019 (for the year 2019) was done at the closing rate of the applicable grant date.

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Ms. Helen Giza was appointed as member of the Management Board only with effect as of November 1, 2019 and Mr. Franklin W. Maddux, MD with effect as of January 1, 2020 and, therefore, they have received compensation payments to be set out herein in each case commencing only as of such respective dates.

(3) Mr. Michael Brosnan resigned from the Management Board with effect as of the end of October 31, 2019.

Personal investment from the variable compensation for the fiscal year

In order to let the members of the Management Board participate adequately in the sustainable corporate development, the Supervisory Board decided that the members of the Management Board – by mutual agreement – acquire shares in FMC-AG & Co. KGaA for a portion of their Short-Term Incentive. The shares acquired in this way may only be sold by the respective member of the Management Board after a period of three years from the date of acquisition has expired. The respective portion of the Short-Term Incentive for which a member of the Management Board acquires shares in FMC-AG & Co. KGaA depends on the respective overall target achievement.

22

The net amounts to be invested by the members of the Management Board are as follows:

Personal Investment from the Net Short-Term Incentive for the Fiscal Year in THOUS

	Amount	Currency
Rice Powell	597	$
Helen Giza	253	€
Franklin W. Maddux, MD	272	$
Dr. Katarzyna Mazur-Hofsäß	189	€
Dr. Olaf Schermeier	214	€
William Valle	324	$
Kent Wanzek	268	$
Harry de Wit	153	€

As a consequence of this personal investment, between 36% and 60% of the Short-Term Incentive for the fiscal year of the respective member of the Management Board will be invested in shares of the Company, which can be sold or exercised, respectively, at the earliest after a period of three years. This calculation is based on the simplified assumption of a personal tax and duty burden of 50% on the payout of the Short-Term Incentive.

The Supervisory Board further decided that the members of the Management Board – by mutual agreement – acquire shares in FMC-AG & Co. KGaA for a portion of their components with long-term incentive effects granted to them as Management Board members. The shares acquired in this way may only be sold by the respective member of the Management Board after a period of three years from the date of acquisition has expired. The respective portion of the components with long-term incentive effects for which a member of the Management Board acquires shares in FMC-AG & Co. KGaA depends on the respective overall target achievement under the LTIP 2016 (grant 2018) and under the MB LTIP 2019 (grant 2019). Accordingly, the concrete amounts to be invested from the payouts from the aforementioned long-term incentive grants can be determined in 2022 (for the grant 2018 under the LTIP 2016) and in 2023 (for the grant 2019 under the MB LTIP 2019) only. The acquisition of the shares in FMC-AG & Co. KGaA by the members of the Management Board shall be made after the amounts to be invested have been determined. The investment of the proceeds from the MB LTIP 2020 in shares of the Company as provided for under the MB LTIP 2020 remains unaffected.

IV. Commitments to members of the Management Board in the event of a termination of their appointment

The following pension commitments and other benefits are also components of the compensation for the members of the Management Board: Individual contractual pension commitments for the members of the Management Board Messrs. Rice Powell, Dr. Olaf Schermeier, William Valle, Kent Wanzek and Harry de Wit have been granted by Fresenius Medical Care Management AG.

Each of the individual contractual pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit (Hinterbliebenenversorgung) as of the time of conclusively ending active work (at age 65 at the earliest) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of reduction of earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary. Members of the Management Board who have been members of the Management Board for at least ten years at the time of their final retirement from active employment have this entitlement already upon reaching the age of 63 (early retirement); in this case, the benefits are reduced by 0.5% per calendar month that the member leaves active employment before reaching the age of 65.

The retirement pension will be based on 30% of the most recent base salary (for the Management Board members Rice Powell, Dr. Olaf Schermeier and Kent Wanzek) or the 5-year average of the last base salaries (for the Management Board members William Valle and Harry de Wit) and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is in principle offset against the pension. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the pension claim resulting at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the pension claim resulting at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the surviving spouse’s pension together, however, reach a maximum of 90% of the Management Board member’s pension. If a Management Board member leaves the Management Board before reaching the age of 65, the rights to the aforementioned benefits remain, however the pension to be paid is reduced – unless the Management Board member is leaving because of the occurrence of an event insured against (occupational disability, incapacity to work, pension payments to surviving dependents in case of death or, if applicable, early retirement) – in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

23

Based on individual contractual commitments, the Management Board members Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8,550 (€7,486) (2019: $8,400 (€7,504)) were earned in the fiscal year in each case and allocated in January 2021 to the members of the Management Board mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees at this with contributions of up to 50% of the yearly made payments.

Furthermore, the Management Board member Mr. Rice Powell has acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Additions to pension provisions in the fiscal year for the members of the Management Board in office on December 31 of the fiscal year amounted to €4,082 THOUS (2019: €6,751 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments
in € THOUS

	As of		As of
	January 1, 2020	Additions	December 31, 2020(1)
Rice Powell	16,249	(1,522)	14,727
Helen Giza	-	-	-
Franklin W. Maddux, MD	-	-	-
Dr. Katarzyna Mazur-Hofsäß	-	-	-
Dr. Olaf Schermeier	1,523	477	2,000
William Valle	-	4,152	4,152
Kent Wanzek	4,778	418	5,196
Harry de Wit	1,702	557	2,259
Total:	24,252	4,082	28,334

(1) The pension commitment of Messrs. Rice Powell, Willam Valle and Kent Wanzek is denominated in U.S. dollar. For the calculation of the pension provisions an exchange rate of €0.84/$1 was applied.

A post-employment non-competition covenant was agreed by all members of the Management Board. If such covenant becomes applicable, the members of the Management Board for a period of up to two years shall receive compensation amounting to half of their respective annual base salaries for each year of application of the non-competition covenant. The service agreements of the members of the Management Board contain no express provisions that are triggered by a change of control.

The service agreements concluded with the members of the Management Board provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity may not exceed the value of two years’ compensation and may not compensate more than the remaining term of the service agreement. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If Fresenius Medical Care Management AG terminates the service agreement for good cause or would be entitled to do so, no severance payments are made.

V. Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of twelve months; after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly installments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the respective service agreement.

Mr. Michael Brosnan was a member of the Management Board until the end of October 31, 2019. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from November 1, 2019 to December 31, 2020 that he will receive a base salary of $850 THOUS (€744 THOUS) p.a. (pro rata for the period from November 1, 2019 to December 31, 2019). In the fiscal year, Mr. Michael Brosnan received fringe benefits in the form of reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits, contributions to pension, accident, life and health insurances and housing, rent and relocation supplements as well as tax burden compensation due to varying tax rates in Germany and the U.S. (net compensation) and a car allowance in the total amount of $257 THOUS (€225 THOUS) (2019: $17 THOUS (€15 THOUS) for the period from November 1, 2019 to December 31, 2019). Additionally, Mr. Michael Brosnan participated in the U.S.-based 401(k) savings plan until December 31, 2020. For the period from January 1, 2020 to December 31, 2020, Mr. Michael Brosnan also received an amount equivalent to 30% of his base salary. The compensation components granted to Mr. Michael Brosnan under the LTIP 2016, the MB LTIP 2019 and in the form of Share Based Awards are payable or exercisable in accordance with the respective plan conditions. As of January 1, 2021, Mr. Michael Brosnan receives an annual compensation for the agreed post-employment non-competition covenant in the amount of $553 THOUS (€451 THOUS) p.a. for a period of two years. It was agreed with Mr. Michael Brosnan that he is entitled to receive a retirement pension on the basis of the individual contractual pension commitment of Fresenius Medical Care Management AG in the annual amount of $405 THOUS (€330 THOUS) from January 1, 2021. The compensation for the agreed post-employment non-competition covenant is credited against the retirement pension.

24

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components provided in his service agreement for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 THOUS and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, reimbursement of fees for the preparation of tax returns and for financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €35 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and in form of Share Based Awards are payable or can be exercised, as the case may be, upon the relevant regular vesting date in accordance with the respective plan conditions. As of the completion of the age of 65, Mr. Dominik Wehner will receive a company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, received an annual non-compete compensation from February 17, 2017 for a period of two years; this compensation amounted in the fiscal year to €0 THOUS (2019: €90 THOUS). It was also agreed with him that, after the end of his service agreement, he would act as an advisor to National Medical Care, Inc. from August 14, 2017 until the end of August 13, 2019. The consideration granted for such services (including reimbursement of expenses) amounts to €0 THOUS (2019: €167 THOUS) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a company-funded retirement pension of $146 THOUS (€119 THOUS) per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €274 THOUS (2019: €274 THOUS) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €355 THOUS in the fiscal year (2019: €355 THOUS).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, who was the Chairman of the Management Board until December 31, 2012, for the period from January 1, 2013 to December 31, 2021. Under this consulting agreement, Dr. Ben Lipps provides consulting services on certain fields and within a specified time frame and is subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounted for 2019 to €568 THOUS. An amendment to the agreement was made in 2019 which provides for a one-off payment of €1,129 THOUS for the remaining term of the agreement. This payment, too, was made in 2019. All payments for services to be performed by him under the consulting agreement have thus been made.

In accordance with applicable legal provisions, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG in the fiscal year.

The payments to U.S. members of the Management Board Rice Powell, Helen Giza, Franklin W. Maddux MD, William Valle and Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, it was agreed with the members of the Management Board Rice Powell, Franklin W. Maddux, MD and Kent Wanzek that due to varying tax rates in both countries, the increased or lower tax burden to such members of the Management Board arising from German tax rates in comparison to U.S. tax rates will be balanced or will be paid back by them (net compensation). Pursuant to a modified net compensation agreement, these members of the Management Board will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members' tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned herein, whereupon the total compensation amounted to €629 THOUS (2019: €2,984 THOUS). As of December 31 of the fiscal year, pension obligations, in accordance with IAS 19, towards this group of persons exist in an amount of €36,587 THOUS (2019: €37,373 THOUS).

VI. Tables of the value of benefits granted and received

The German Corporate Governance Code in the previous version dated February 7, 2017 provided that the compensation report shall include information for each member of the Management Board on the benefits granted and received as well as on pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code in the referenced version were recommended to be used to present this information.

25

The following tables include information on the value of benefits granted and received. They correspond, to a large extent, to the structure and form of the model tables of the German Corporate Governance Code in its previous version dated February 7, 2017, to allow for the comparability with the previous year's figures:

Benefits granted to serving members of the Management Board as of December 31, 2020 in € THOUS

	Rice Powell					Helen Giza
	Chairman of the Management Board					Chief Financial Officer
	Member of the Management Board since December 21, 2005(1)					Member of the Management Board since November 1, 2019
	2020	2020	2020		2019(2)	2020	2020	2020		2019(2)
		Minimum	Maximum				Minimum	Maximum
Base salary	1,769	1,769	1,769		1,340	855	855	855		108
Fringe benefits	429	429	429		256	320	320	320		440
Total non-performance-based compensation	2,198	2,198	2,198		1,596	1,175	1,175	1,175		548

One-year variable compensation	1,857	-	2,228		2,211	898	-	1,077		179
Multi-year variable compensation / components with long-term incentive effects	2,170	-	9,361		2,232	1,070	-	4,617		865
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term	-	-	-		657	-	-	-		53
thereof Performance Shares - MB LTIP 2019
4-year term	-	-	-		1,575	-	-	-		812
thereof Performance Shares - MB LTIP 2020
3-year term(3)	2,170	-	9,361		-	1,070	-	4,617		-
Total non-performance-based compensation and performance-based compensation	6,225	2,198	13,787		6,039	3,143	1,175	6,869		1,592
Pension expense	-	-	-		828	-	-	-		-
Value of benefits granted	6,225	2,198	13,787	(4)	6,867	3,143	1,175	6,869	(4)	1,592

	Franklin W. Maddux, MD					Dr. Katarzyna Mazur-Hofsäß
	Chief Medical Officer					Member of the Management Board for EMEA
	Member of the Management Board since January 1, 2020					Member of the Management Board since September 1, 2018
	2020	2020	2020		2019(2)	2020	2020	2020		2019(2)
		Minimum	Maximum				Minimum	Maximum
Base salary	805	805	805		-	910	910	910		700
Fringe benefits	200	200	200		-	33	33	33		94
Total non-performance-based compensation	1,005	1,005	1,005		-	943	943	943		794

One-year variable compensation	846	-	1,015		-	956	-	1,147		1,155
Multi-year variable compensation / components with long-term incentive effects	988	-	4,264		-	1,139	-	4,914		1,180
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term	-	-	-		-	-	-	-		377
thereof Performance Shares - MB LTIP 2019
4-year term	-	-	-		-	-	-	-		803
thereof Performance Shares - MB LTIP 2020
3-year term(3)	988	-	4,264		-	1,139	-	4,914		-
Total non-performance-based compensation and performance-based compensation	2,839	1,005	6,284		-	3,038	943	7,004		3,129
Pension expense	-	-	-		-	-	-	-		-
Value of benefits granted	2,839	1,005	6,284	(4)	-	3,038	943	7,004	(4)	3,129

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year; the translation of U.S. dollar amounts for Performance Shares granted under the MB LTIP 2020 (for the fiscal year) and under the MB LTIP 2019 (for the year 2019) was done at the closing rate of the applicable grant date.

(3) The Company shares acquired by the members of the Management Board from the allocations are subject to a holding period of at least one year.

(4) The amount as set out herein represents the maximum sum that can be achieved for the individual compensation components. Additionally, the maximum compensation applies (€12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for all other current Management Board functions).

26

Benefits granted to serving members of the Management Board as of December 31, 2020 in € THOUS

	Dr. Olaf Schermeier					William Valle
	Member of the Management Board for Global Research and Development					Member of the Management Board for North America
	Member of the Management Board since March 1, 2013					Member of the Management Board since February 17, 2017
	2020	2020	2020		2019(1)	2020	2020	2020		2019(1)
		Minimum	Maximum				Minimum	Maximum
Base salary	725	725	725		510	1,366	1,366	1,366		866
Fringe benefits	137	137	137		136	327	327	327		237
Total non-performance-based compensation	862	862	862		646	1,693	1,693	1,693		1,103

One-year variable compensation	761	-	914		842	1,434	-	1,721		1,430
Multi-year variable compensation / components with long-term incentive effects	907	-	3,915		1,053	1,676	-	7,230		1,133
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term	-	-	-		250	-	-	-		345
thereof Performance Shares - MB LTIP 2019
4-year term	-	-	-		803	-	-	-		788
thereof Performance Shares - MB LTIP 2020
3-year term(2)	907	-	3,915		-	1,676	-	7,230		-
Total non-performance-based compensation and performance-based compensation	2,530	862	5,691		2,541	4,803	1,693	10,644		3,666
Pension expense	504	504	504		179	4,152	4,152	4,152		0
Value of benefits granted	3,034	1,366	6,195	(3)	2,720	8,955	5,845	14,796	(3)	3,666

	Kent Wanzek					Harry de Wit
	Member of the Management Board for Global Manufacturing, Quality and Supply					Member of the Management Board for Asia-Pacific
	Member of the Management Board since January 1, 2010					Member of the Management Board since April 1, 2016
	2020	2020	2020		2019(1)	2020	2020	2020		2019(1)
		Minimum	Maximum				Minimum	Maximum
Base salary	792	792	792		607	735	735	735		520
Fringe benefits	212	212	212		127	327	327	327		337
Total non-performance-based compensation	1,004	1,004	1,004		734	1,062	1,062	1,062		857

One-year variable compensation	832	-	998		1,002	772	-	926		858
Multi-year variable compensation / components with long-term incentive effects	972	-	4,194		1,077	920	-	3,969		1,083
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term	-	-	-		289	-	-	-		280
thereof Performance Shares - MB LTIP 2019
4-year term	-	-	-		788	-	-	-		803
thereof Performance Shares - MB LTIP 2020
3-year term(2)	972	-	4,194		-	920	-	3,969		-
Total non-performance-based compensation and performance-based compensation	2,808	1,004	6,196		2,813	2,754	1,062	5,957		2,798
Pension expense	474	474	474		379	619	619	619		1,795
Value of benefits granted	3,282	1,478	6,670	(3)	3,192	3,373	1,681	6,576	(3)	4,593

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year; the translation of U.S. dollar amounts for Performance Shares granted under the MB LTIP 2020 (for the fiscal year) and under the MB LTIP 2019 (for the year 2019) was done at the closing rate of the applicable grant date.

(2) The Company shares acquired by the members of the Management Board from the allocations are subject to a holding period of at least one year.

(3) The amount as set out herein represents the maximum sum that can be achieved for the individual compensation components. Additionally, the maximum compensation applies (€12,000 THOUS or $13,434 THOUS for the Chairman of the Management Board (CEO), €9,500 THOUS or $10,635 THOUS for the CEO North America and €7,000 THOUS or $7,836 THOUS for all other current Management Board functions).

27

Allocations
in € THOUS
	Serving members of the Management Board as of December 31, 2020
	Rice Powell		Helen Giza		Franklin W. Maddux, MD		Dr. Katarzyna Mazur-Hofsäß		Dr. Olaf Schermeier		William Valle		Kent Wanzek		Harry de Wit
	Chairman of the Management Board Member of the Management Board since December 21, 2005(1)		Chief Financial Officer Member of the Management Board since November 1, 2019		Chief Medical Officer Member of the Management Board since January 1, 2020		Member of the Management Board for EMEA Member of the Management Board since September 1, 2018		Member of the Management Board for Global Research and Development Member of the Management Board since March 1, 2013		Member of the Management Board for North America Member of the Management Board since February 17, 2017		Member of the Management Board for Global Manufacturing, Quality and Supply Member of the Management Board since January 1, 2010		Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)	2020	2019(2)
Base salary	1,769	1,340	855	108	805	-	910	700	725	510	1,366	866	792	607	735	520
Fringe benefits	429	256	320	440	200	-	33	94	137	136	327	237	212	127	327	337
Total non-performance based compensation	2,198	1,596	1,175	548	1,005	-	943	794	862	646	1,693	1,103	1,004	734	1,062	857

One-year variable compensation	1,734	1,970	839	159	790	-	1,050	1,131	711	750	1,414	1,035	777	866	754	841
Multi-year variable compensation / components with long-term incentive effects	4,331	494	-	-	1,154	-	-	-	1,469	740	1,295	207	1,873	459	1,427	-
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term
Grant 2015	-	150	-	-	-	-	-	-	-	53	-	-	-	115	-	-
Grant 2016	659	-	-	-	-	-	-	-	226	-	-	-	272	-	184	-
thereof LTIP 2011 - Stock Option Plan 2011 (3)
8-year term
Grant 2011	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Grant 2012	171	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Grant 2013	450	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Grant 2014	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
thereof LTIP 2011 - Phantom Stock Plan 2011
5-year term
Grant 2014	-	344	-	-	-	-	-	-	-	-	-	207	-	344	-	-
Grant 2015	748	-	-	-	450	-	-	-	-	687	450	-	449	-	-	-
thereof LTIP 2016
4-year term
Grant 2016	2,303	-	-	-	704	-	-	-	1,243	-	845	-	1,152	-	1,243	-
Total non-performance-based and performance-based compensation	8,263	4,060	2,014	707	2,949	-	1,993	1,925	3,042	2,136	4,402	2,345	3,654	2,059	3,243	1,698
Pension expense	-	828	-	-	-	-	-	-	504	179	4,152	-	474	379	619	1,795
Allocation	8,263	4,888	2,014	707	2,949	-	1,993	1,925	3,546	2,315	8,554	2,345	4,128	2,438	3,862	3,493

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Ms. Helen Giza and Dr. Katarzyna Mazur-Hofsäß as well as Dr. Olaf Schermeier and Mr. Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Franklin W. Maddux MD, William Valle and Kent Wanzek). The plan terms of the Share Based Award and of the LTIP 2011 entitle to allocations in euro. In principle, the translation of U.S. dollar amounts was done at the average exchange rates for the applicable calendar year; the translation of U.S. dollar amounts for the LTIP 2016 was done at the closing rate of the applicable vesting date.

(3) The amounts for the Stock Option Plan 2011 as set out herein correspond to the intrinsic value of the stock options at the time of exercise.

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in section 13 of the Articles of Association. The Annual General Meeting 2020 of FMC-AG & Co. KGaA on August 27, 2020 resolved to amend section 13 of the Articles of Association and the compensation of the Supervisory Board with effect from January 1, 2021. In particular, the variable performance-based compensation component presented below will be abolished. The resolution of the Annual General Meeting on the remuneration of the members of the Supervisory Board can be found on the Company’s website at www.freseniusmedicalcare.com/en/about-us/supervisory-board/remuneration.

For the fiscal year, the members of the Supervisory Board were compensated on the basis of and in accordance with section 13 of the Articles of Association in the version applicable in the fiscal year as follows:

Each Supervisory Board member received a base salary of $88 THOUS (2019: $88 THOUS) for the full fiscal year, payable in four equal installments at the end of a calendar quarter. The Chairman of the Supervisory Board received additional compensation of $88 THOUS (2019: $88 THOUS) and the Vice Chairman received additional compensation of $44 THOUS (2019: $44 THOUS) in each case for the full fiscal year.

In addition, each member of the Supervisory Board received, as a variable performance-based compensation component (hereinafter also: “performance-based compensation”), additional remuneration which was based on the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (“3-year Average EPS Growth”). The amount of the performance-based compensation was $60 THOUS in case of achieving a 3-year Average EPS Growth corridor from 8.00% to 8.99%, $70 THOUS in the corridor from 9.00% to 9.99% and $80 THOUS in case of a 3-year Average EPS Growth of 10.00% or more. If the aforementioned targets were reached, the respective variable remuneration amounts of the performance-based compensation were earned to their full extent, i.e., within these margins there was no pro rata remuneration. In any case, this component was capped at the maximum amount of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board were only entitled to the remuneration component if the 3-year Average EPS Growth of at least 8.00% was reached. Provided that the relevant targets had been achieved, the remuneration was, in principle, disbursed on a yearly basis following approval of the Company’s annual financial statements at the end of the calendar quarter in which the Company’s annual financial statements were approved. For the fiscal year, the 3-year Average EPS Growth for the years 2018, 2019 and 2020 was relevant.

In application of the principles above, for the fiscal year no entitlement to a payment of performance-based compensation was achieved (2019: $0 THOUS).

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually received $44 THOUS (2019: $44 THOUS). A member of a committee who served as chairman or vice chairman of a committee additionally received $22 THOUS and $11 THOUS a year, respectively (2019: $22 THOUS and $11 THOUS, respectively), payable in identical installments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and vice chairmen, no separate remuneration was granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Should a member of the FMC-AG & Co. KGaA Supervisory Board at the same time be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG and receive compensation for his/her work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and the Vice Chairman, to the extent that they are at the same time chairman and vice chairman, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. To the extent the vice chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as vice chairman of the FMC-AG & Co. KGaA Supervisory Board.

The compensation of the members of the Supervisory Board of Fresenius Medical Care Management AG and the compensation of the members of its committees are charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in the exercise of their office, which also include the applicable VAT.

For the benefit of the members of the Supervisory Board of FMC-AG & Co. KGaA a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the AktG.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA, including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following tables:

Compensation of the Supervisory Board
in € THOUS(1)
	Base salary for Supervisory Board at FMC Management AG		Base salary for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Total amount of non- performance- based compensation
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Dr. Dieter Schenk	39	39	116	118	127	120	26	19	308	296
Stephan Sturm(2)	154	157	-	-	111	100	-	-	265	257
Rolf A. Classon	39	39	77	79	106	118	58	49	280	285
Rachel Empey(3)	77	79	-	-	-	-	-	-	77	79
William P. Johnston	39	39	39	39	116	108	48	59	242	245
Dr. Gerd Krick(4)	77	79	-	-	58	59	-	-	135	138
Dr. Dorothea Wenzel(5)	-	-	77	45	-	-	-	-	77	45
Pascale Witz(6)	-	-	77	79	-	-	74	60	151	139
Prof. Dr. Gregor Zünd(7)	-	-	77	79	-	-	-	-	77	79
Total	425	432	463	439	518	505	206	187	1,612	1,563

(1) Shown without VAT and withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.

(2) Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(3) Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4) Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(5) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dorothea Wenzel was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of May 16, 2019, and, therefore, received compensation payments to be set out herein as of this date.

(6) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(7) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

Compensation of the Supervisory Board
in € THOUS(1)
	Performance-based		Performance-based
	compensation in		compensation in		Performance-based
	FMC Management AG		FMC-AG & Co. KGaA		compensation		Total compensation
	2020	2019	2020	2019	2020	2019	2020	2019
Dr. Dieter Schenk	-	-	-	-	-	-	308	296
Stephan Sturm(2)	-	-	-	-	-	-	265	257
Rolf A. Classon	-	-	-	-	-	-	280	285
Rachel Empey(3)	-	-	-	-	-	-	77	79
William P. Johnston	-	-	-	-	-	-	242	245
Dr. Gerd Krick(4)	-	-	-	-	-	-	135	138
Dr. Dorothea Wenzel(5)	-	-	-	-	-	-	77	45
Pascale Witz(6)	-	-	-	-	-	-	151	139
Prof. Dr. Gregor Zünd(7)	-	-	-	-	-	-	77	79
Total	-	-	-	-	-	-	1,612	1,563

(1) Shown without VAT and withholding tax; translation of U.S. dollar amounts at average exchange rates for the applicable calendar year.

(2) Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(3) Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4) Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(5) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dorothea Wenzel was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of May 16, 2019, and, therefore, received compensation payments to be set out herein as of this date.

(6) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(7) Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(v)            Fresenius Medical Care AG & Co. KGaA share-based plans

As of December 31, 2020, the Company has various share-based compensation plans, which may either be equity- or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plans during 2016–2020 (“Performance Shares”)

As of May 11, 2016, the issuance of stock options and Phantom Stock under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011 (“LTIP 2011”) terminated. Furthermore, as of January 1, 2019 the issuance of Performance Shares under the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2016 (“LTIP 2016”) terminated. Additionally, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA NxStage Long Term Incentive Plan (“NxStage LTIP”) for the management board and managerial staff members of NxStage in the course of the integration of NxStage into the Company. A grant has been made once in 2019. Furthermore, as of January 1, 2020 the issuance of Performance Shares under the Fresenius Medical Care Management Board Long Term Incentive Plan 2019 (“MB LTIP 2019”) terminated.

In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, successor programs were introduced. For members of the Management Board, the Supervisory Board of Management AG has approved and adopted the Fresenius Medical Care Management Board Long Term Incentive Plan 2020 (“MB LTIP 2020”) effective January 1, 2020. For the members of the management boards of affiliated companies and managerial staff members, the Management Board has approved and adopted the Fresenius Medical Care AG & Co. KGaA Long Term Incentive Plan 2019 (“LTIP 2019”) effective January 1, 2019.

The LTIP 2016, the NxStage LTIP, the MB LTIP 2019, the LTIP 2019 and the MB LTIP 2020 are each variable compensation programs with long-term incentive effects which grant or granted so-called “Performance Shares”. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

The following table provides an overview of these plans.

	MB LTIP 2020	LTIP 2019	MB LTIP 2019	NxStage LTIP	LTIP 2016
Eligible persons	Members of the Management Board	Other Plan participants	Members of the Management Board	Other Plan participants	Members of the Management Board and other plan participants
Grant in the years	2020–2023	2019–2021	2019	2019	2016–2018
Months in which a Grant may occur	November (2020), March (2021–2023)(1)	July, December	July, December	February	July, December

(1) If the appointment as a member of the Management Board comes into effect after the regular grant date in March, the grant date may differ.

For members of the Management Board, the Supervisory Board of Management AG will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives his or her base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, the respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective grant date.

The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth at constant currency (“Revenue Growth”), (ii) growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (“Net Income Growth”) and (iii) return on invested capital (“ROIC”). For the LTIP 2019 exclusively, the level of achievement for Performance Shares granted in year 2019 may be subject to an increase if certain targets in relation to the second phase of the Company’s Global Efficiency Program (“GEP-II targets”) and in relation to the Free Cash Flow (“Free Cash Flow target”) are achieved.

Revenue, net income and ROIC are determined according to the Company’s consolidated reported and audited figures in Euro for the financial statements prepared in accordance with IFRS, applying the respective plan terms. Revenue Growth, Net Income Growth and the fulfillment of the GEP-II targets, for the purpose of the relevant plan, are determined at constant currency.

The performance targets to be applied for the fiscal year for Performance Shares granted in the fiscal year under the MB LTIP 2020 and under the LTIP 2019 are presented in the table below.

	Growth/ROIC	Target achievement	Weight
Performance target 1: Revenue Growth	≤ 1%	0%	1/3
	6%	100%
	≥ 11%	200%
Performance target 2: Net Income Growth	≤ 0%	0%	1/3
	5%	100%
	≥ 10%	200%
Performance target 3: ROIC	≤ 5.5%	0%	1/3
	6%	100%
	≥ 6.5%	200%

If Revenue Growth, Net Income Growth or ROIC range between these values, the respective degree of target achievement will be linearly interpolated between these values.

For Performance Shares granted throughout 2016 to 2019, an annual target achievement level of 100% will be reached for the Revenue Growth performance target if Revenue Growth is 7% in each individual year of the three-year performance period; Revenue Growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in case of Revenue Growth of at least 16%. If Revenue Growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

For Performance Shares granted throughout 2016 to 2019, an annual target achievement level of 100% for the Net Income Growth performance target will be reached if Net Income Growth is 7% in each individual year of the three-year performance period. In case of Net Income Growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of Net Income Growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

For ROIC, an annual target achievement level of 100% will be reached if the target ROIC as defined for the applicable year is reached. For Performance Shares granted throughout 2016 to 2019, the target ROIC is 7.3% for 2016, 7.5% for 2017, 7.7% for 2018, 7.9% for 2019 and 8.1% for 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the applicable year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period for Performance Shares granted throughout years 2016 to 2019 is equal to or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the applicable performance period.

For all plans, the achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%. For Performance Shares granted in fiscal year 2019 under the LTIP 2019, the overall target achievement shall be increased by 20 percentage points if the GEP-II targets achievement is 100%. Furthermore, the overall target achievement for Performance Shares granted in year 2019 under the LTIP 2019 shall be increased by 20 percentage points if the Free Cash Flow target achievement is 200%. In case of a GEP-II targets achievement between 0% and 100% and a Free Cash Flow target achievement between 0% and 200%, the increase of the overall target achievement will be calculated by means of linear interpolation. The overall target achievement shall not exceed 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

For the MB LTIP 2020, the final number of Performance Shares is generally deemed earned three years after the day of a grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, less taxes and contributions is paid over to a credit institution which uses it for the purchase of shares of the Company on the stock exchange. The shares acquired in this way are subject to a holding period of at least one year. In addition, the Supervisory Board has decided that the members of the Management Board – by mutual agreement – will acquire shares in FMC-AG & Co. KGaA for a portion of their components with long-term incentive effects granted to them as Management Board members under the LTIP 2016 and MB LTIP 2019. See “(iv) Compensation of the Management Board and the Supervisory Board – Personal Investment from the variable compensation for the fiscal year.”

For plan participants of the LTIP 2019, the final number of Performance Shares is generally deemed earned three years after the day of a respective grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The respective resulting amount, which is capped in total at an amount equaling 400% of the grant value received by the participant, will then be paid to the plan participants as cash compensation.

For the MB LTIP 2019, the final number of Performance Shares is generally deemed earned four years after the day of a respective grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the NxStage LTIP, the final number of Performance Shares granted in February 2019 is generally deemed earned in December 2022. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

For plan participants of the LTIP 2016, the final number of Performance Shares is generally deemed earned four years after the day of a grant. The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty calendar days prior to the lapse of this vesting period. The resulting amount will then be paid to the plan participants as cash compensation.

During 2020, the Company awarded 159,607 Performance Shares under the MB LTIP 2020 at a measurement date weighted average fair value of €64.20 each and a total fair value of €10,247 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2020, the Company awarded 800,165 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €64.06 each and a total fair value of €51,259 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company awarded 114,999 Performance Shares under the MB LTIP 2019 at a measurement date weighted average fair value of €60.70 each and a total fair value of €6,980 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company awarded 817,089 Performance Shares under the LTIP 2019 at a measurement date weighted average fair value of €62.16 each and a total fair value of €50,790 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

During 2019, the Company awarded 55,978 Performance Shares under the NxStage LTIP at a measurement date weighted average fair value of €62.17 each and a total fair value of €3,480 THOUS, which will be revalued if the fair value changes. The total fair value will be amortized over the vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011 (stock options and “Phantom Stock”)

On May 12, 2011, the 2011 Stock Option Plan (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and Phantom Stock. The final grant under the LTIP 2011 was made in December 2015 and, as of May 11, 2016, the issuance of stock options and Phantom Stock under the LTIP 2011 terminated. Awards under the LTIP 2011 were subject to a four-year vesting period. Vesting of the awards granted was subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 THOUS subject to the issue of up to twelve million non-par value bearer shares with a nominal value of €1.00 per share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom Stock awards under the LTIP 2011 entitled the holders to receive payment in euro from the Company upon exercise of the Phantom Stock. The payment per Phantom Stock in lieu of the issuance of such stock was based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom Stock awards had a five-year term and could be exercised for the first time after a four-year vesting period. For participants who were U.S. taxpayers, the Phantom Stock was deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

Since January 1, 2020 and under the Company’s new compensation system, the issuance of awards under the New Incentive Bonus Plan (“NIBP”) is no longer possible. In 2019, the members of the Management Board were eligible for performance-related compensation that depended upon achievement of pre-defined targets. The targets were measured based on the adjusted net income growth attributable to the shareholders of FMC-AG & Co. KGaA at constant currency (”Adjusted Net Income Growth“), adjusted net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments (“Adjusted Free Cash Flow”) in percent of revenues and adjusted operating margin (“Adjusted Operating Margin“), and were derived from the comparison of targeted and actually achieved figures. Targets were divided into Company level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for 2019 consisted proportionately of a cash component and a cash-settled share-based component. Upon meeting the annual targets, the cash component for the year 2019 was paid in year 2020, after the consolidated financial statements for 2019 had been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA shares upon exercise. For each of the members of the Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation was capped.

33

Share-based compensation related to this plan for fiscal years ended 2020, 2019 and 2018 was €0, €2,623 THOUS and €3,414 THOUS, respectively.

Information on holdings under share-based plans

At December 31, 2020 and 2019, the members of the Management Board and plan participants other than the members of the Management Board held the following Performance Shares under the share-based plans:

Performance Shares
	2020			2019
	Members of the			Members of the
	Management	Other plan		Management	Other plan
	Board	participants	Total	Board	participants	Total
MB LTIP 2020	159,607	-	159,607	-	-	-
LTIP 2019	8,869	1,522,102	1,530,971	-	797,659	797,659
MB LTIP 2019	102,435	12,564	114,999	102,435	12,564	114,999
NxStage LTIP	-	40,530	40,530	-	45,007	45,007
LTIP 2016	135,473	947,133	1,082,606	211,878	1,747,142	1,959,020

Additionally, at December 31, 2020, the members of the Management Board held 465,308 stock options (December 31, 2019: 452,989) and plan participants other than the members of the Management Board held 2,735,766 stock options (December 31, 2019: 3,036,000) under the 2011 SOP.

Members of the Management Board did not hold any Phantom Stock under the LTIP 2011 as of December 31, 2020 (December 31, 2019: 23,336). Plan participants other than the members of the Management Board also did not hold any Phantom Stock under the LTIP 2011 as of December 31, 2020 (December 31, 2019: 311,650).

Additional information on share-based plans

The table below provides reconciliations for stock options outstanding at December 31, 2020, as compared to December 31, 2019 and 2018.

Transactions
		Weighted
		average
		exercise
	Options	price
Stock options for shares	(in thousands)	€
Balance at December 31, 2018	3,896	68.85
Granted	-	-
Exercised(1)	329	51.72
Forfeited	78	75.08
Balance at December 31, 2019	3,489	70.32
Granted	-	-
Exercised(2)	235	53.00
Expired	53	75.65
Balance at December 31, 2020	3,201	71.50

(1) The average share price at the date of exercise of the options was €67.62.
(2) The average share price at the date of exercise of the options was €71.75.

34

The following tables provide a summary of fully vested options outstanding and exercisable at December 31, 2020 and December 31, 2019, respectively:

Stock options 2020
			Outstanding			Exercisable
				Weighted	Weighted		Weighted
Range of				average	average		average
exercise			Number	remaining	exercise	Number	exercise
prices			of	contractual	price	of	price
in €			options	life	in €	options	in €
45.01	-	50.00	630,870	1.44	49.91	630,870	49.91
50.01	-	55.00	-	-	-	-	-
55.01	-	60.00	31,080	1.92	58.63	31,080	58.63
60.01	-	65.00	-	-	-	-	-
65.01	-	70.00	-	-	-	-	-
70.01	-	75.00	-	-	-	-	-
75.01	-	80.00	2,539,124	2.58	77.03	2,539,124	77.03
			3,201,074	2.35	71.50	3,201,074	71.50

Stock options 2019
			Outstanding			Exercisable
				Weighted	Weighted		Weighted
Range of				average	average		average
exercise			Number	remaining	exercise	Number	exercise
prices			of	contractual	price	of	price
in €			options	life	in €	options	in €
45.01	-	50.00	767,001	2.38	49.90	767,001	49.90
50.01	-	55.00	825	0.93	52.27	825	52.27
55.01	-	60.00	133,375	1.24	57.68	133,375	57.68
60.01	-	65.00	-	-	-	-	-
65.01	-	70.00	-	-	-	-	-
70.01	-	75.00	-	-	-	-	-
75.01	-	80.00	2,587,788	3.58	77.03	2,587,788	77.03
			3,488,989	3.23	70.32	3,488,989	70.32

During the fiscal years ended December 31, 2020, 2019, and 2018, the Company received cash of €12,445 THOUS, €17,014 THOUS and €43,508 THOUS, respectively, from the exercise of stock options (see note 17 of the notes to the consolidated financial statements in our 2020 20-F). The intrinsic value of stock options exercised for the twelve-month periods ended December 31, 2020, 2019, and 2018 was €4,402 THOUS, €5,231 THOUS and €29,440 THOUS, respectively.

The compensation expense related to equity-settled stock option programs was determined based upon the fair value on the grant date and the number of stock options granted which was recognized over the four-year vesting period. In connection with the 2011 SOP, the Company incurred compensation expense of €0, €1,992 THOUS and €6,713 THOUS for the fiscal years ended December 31, 2020, 2019 and 2018, respectively.

35

The compensation expense related to cash-settled share-based payment transactions is determined based upon the fair value at the measurement date and the number of Phantom Stock or Performance Shares granted which will be recognized over the vesting period. The compensation expense that the Company recognized for Performance Shares for the fiscal years ended December 31, 2020, 2019 and 2018, respectively, is presented in the table below.

Compensation expense related to cash-settled plans
in € THOUS
	2020	2019	2018
MB LTIP 2020	2,115	-	-
LTIP 2019	13,689	4,771	-
MB LTIP 2019	820	656	-
NxStage LTIP	513	572	-
LTIP 2016	21,864	30,304	4,152
LTIP 2011	1,894	5,724	(8,799)

For additional information on share-based plans, including a description of MB LTIP 2020, see part (iv), “Compensation of the Management Board and the Supervisory Board.”

Care Coordination stock incentive plans

In 2014, the Company established a subsidiary stock incentive plan for Sound Inpatient Physicians, Inc. (“Sound”). The Company divested its controlling interest in Sound on June 28, 2018 (see note 4 c) of the notes to the consolidated financial statements in our 2020 20-F for information). For the years ended December 31, 2020 and 2019, the Company did not record stock compensation expense associated with the Sound subsidiary stock incentive plan (2018: €87,157 THOUS).

(vi)	Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the SEC and the NYSE. We believe that the leases, the supply agreements and the service agreements summarized below are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm's-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term "we (or us) and our affiliates" refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•	the term "Fresenius SE and its affiliates" refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

36

Real property leases

The Company is a party to real estate lease agreements with Fresenius SE Companies (as defined below), which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany. The leases have maturities up to the end of 2029.

Below is a summary resulting from the above described lease agreements with related parties.

Lease agreements with related parties
in € THOUS
	2020			2019			2018
	Depreciation	Interest expense	Lease expense (1)	Depreciation	Interest expense	Lease expense (1)	Lease income	Lease expense
Fresenius SE	7,925	740	2,452	4,580	501	4,005	-	8,745
Fresenius SE affiliates	13,236	1,272	572	12,589	1,396	452	-	15,852
Total	21,161	2,012	3,024	17,169	1,897	4,457	-	24,597

(1)	Short-term leases and expenses relating to variable lease payments are exempted from balance sheet recognition.

Lease agreements with related parties
in € THOUS
	December 31, 2020		December 31, 2019
	Right-of- use asset	Lease liability	Right-of- use asset	Lease liability
Fresenius SE	58,073	58,610	30,336	30,820
Fresenius SE affiliates	80,188	81,410	91,879	92,126
Total	138,261	140,020	122,215	122,946

Trademarks

Fresenius SE continues to own the name “Fresenius” and several marks containing "Fresenius" (hereinafter referred to as “Fresenius Marks”). Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as “D-GmbH”), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use "Fresenius Medical Care" in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Marks” as a trademark in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license to use the "Fresenius Marks" in the former National Medical Care non-renal business if it is used as part of a trademark containing the words "Fresenius Medical Care" together with one or more descriptive words, such as "Fresenius Medical Care Vascular Care" or "Fresenius Medical Care Physician Services".

We and our affiliates have the right to use "Fresenius Marks" in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. Fresenius SE will not use or license third parties to use the Fresenius Marks in the renal business worldwide and will not use the Fresenius Marks alone or in combination with any other words in the US and Canada, except in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business.

Services agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

The Company sells products to Fresenius SE Companies and purchases products from Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

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The Company entered into a ten-year agreement with a Fresenius SE Company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from said Fresenius SE Company in the amount of €206 THOUS, €7,183 THOUS and €4,497 THOUS during the year ended December 31, 2020, 2019 and 2018, respectively.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from, as well as certain exclusive distribution agreements with, Vifor Fresenius Medical Care Renal Pharma Ltd. Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately €302,092 THOUS of pharmaceuticals, of which €296,647 THOUS is committed at December 31, 2020 for 2021. The terms of these agreements run up to four years.

Under the CMS Comprehensive ESRD Care Model, the Company and participating physicians formed entities known as ESCOs as part of a payment and care delivery model that seeks to deliver better health outcomes for Medicare ESRD patients while lowering CMS's costs. The Company has entered into participation/service agreements with these ESCOs, which are accounted for as equity method investees.

Below is a summary, including the Company’s receivables from and payables to the indicated parties resulting from the above described transactions with related parties.

Service agreements and products with related parties
in € THOUS
	2020		2019		2018		December 31, 2020		December 31, 2019
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements (1)
Fresenius SE	250	29,174	153	29,114	445	24,456	251	3,655	35	360
Fresenius SE affiliates	4,708	102,323	4,420	105,832	3,819	101,590	824	7,944	2,003	6,416
Equity method investees	19,730	-	49,052	-	58,362	-	74,935	-	68,300	-
Total	24,688	131,497	53,625	134,946	62,626	126,046	76,010	11,599	70,338	6,776

Products
Fresenius SE	-	-	3	-	-	-	-	-	-	-
Fresenius SE affiliates	41,180	44,164	44,771	37,279	33,564	39,181	10,330	5,732	16,803	3,405
Equity method investees	-	474,100	-	469,474	-	399,667	-	57,207	-	36,262
Total	41,180	518,264	44,774	506,753	33,564	438,848	10,330	62,939	16,803	39,667

(1)	In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €5,368 and €8,352 at December 31, 2020 and 2019.

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Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2020 and December 31, 2019, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €1,037 THOUS and €71,078 THOUS, respectively. As of December 31, 2020, the Company did not have accounts payable to Fresenius SE related to short-term financing. As of December 31, 2019, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €38,050 THOUS. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

On August 19, 2009, the Company borrowed €1,500 THOUS from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due on August 20, 2021 with an interest rate of 0.825%. On November 28, 2013, the Company borrowed an additional €1,500 THOUS with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2021 with an interest rate of 1.025%.

At December 31, 2019, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €1,000 THOUS. At December 31, 2020, the subsidiary of Fresenius SE held the unsecured bonds issued by the Company in the amount of €1,000 THOUS. These bonds were issued in 2011 with a coupon of 5.25% and interest payable semiannually until maturity in 2021. For further information on these bonds, see note 14 of the notes to the consolidated financial statements in our 2020 20-F.

At December 31, 2020 and December 31, 2019, the Company borrowed from Fresenius SE in the amount of €13,320 THOUS at an interest rate of 0.825% and €18,865 THOUS on an unsecured basis at an interest rate of 0.930%, respectively. For further information on this loan agreement, see note 13 of the notes to the consolidated financial statements in our 2020 20-F.

Key management personnel; General Partner reimbursement

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €33,284 THOUS, €23,905 THOUS and €14,612 THOUS, respectively, for its management services during 2020, 2019 and 2018 and included an annual fee of €120 THOUS as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 THOUS as of December 31, 2020). As of December 31, 2020 and December 31, 2019, the Company had accounts receivable from the General Partner in the amount of €4,061 THOUS and €977 THOUS, respectively. As of December 31, 2020 and December 31, 2019, the Company had accounts payable to the General Partner in the amount of €20,863 THOUS and €34,170 THOUS, respectively.

For information regarding compensation of the Management Board and the Supervisory Board of the Company, see part (iv), “Compensation of the Management Board and the Supervisory Board.”

(vii)	Principal Accountant Fees and Services

At our AGM on August 27, 2020, PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft (“PwC”), Frankfurt am Main, was approved to serve as our new independent accountants beginning with the 2020 fiscal year, thereby replacing KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), Berlin, as the Company’s auditors.

In 2020, 2019 and 2018, fees for the auditors and their affiliates were expensed as follows:

Fees
in € THOUS
	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2020		2019		2018
Audit fees - PwC	9,386	1,608	-	-	-	-
Audit fees - KPMG	455	-	10,113	1,665	7,845	1,322
Audit-related fees - PwC	510	394	-	-	-	-
Audit-related fees - KPMG	87	45	615	525	320	316
Tax fees - PwC	951	54	-	-	-	-
Tax fees - KPMG	310	-	318	-	1,069	115
Other fees - PwC	5,236	5,236	-	-	-	-
Other fees - KPMG	42	-	41	-	251	234

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Audit fees are the aggregate fees billed by the Company’s auditors for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees.

Audit-related fees are fees charged by the Company’s auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category mainly comprises fees billed by PwC for comfort letters, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Fees billed by KPMG comprises fees for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements.

Tax fees are fees for professional services rendered by PwC for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, as well as support services related to tax audits. Tax fees billed by KPMG comprises fees for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits.

In 2020, other fees include amounts related to services from PwC, mainly in regard to corporate governance. Prior to 2020, other fees included amounts related to services from KPMG in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by the Company’s auditors for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Audit Committee's pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with IFRS. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to election by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in "Item (iii). Directors and Senior Management" above.

Our Audit and Corporate Governance Committee also adopted a policy requiring management to obtain the committee's approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors. The catalog also provides for additional approval requirements based on fee amount.

The General Partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chairman of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors' independence.

During 2020, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $165 THOUS (€144 THOUS).

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